Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, Georgia 30005
April 8, 2009
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Michael Rosenthall and Jeffrey P. Riedler

Re:	Alimera Sciences, Inc. Registration Statement on Form S-1 (File No. 333-152071) Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Alimera Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-152071, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 1, 2008.
     At this time, due to current public market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.
     Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Please forward a copy of the Order to the undersigned via facsimile at (678) 990-5744, with a copy to the Company’s legal counsel, Jay K. Hachigian of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP, via facsimile at (877) 881-3618.
     The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.
     If you have any questions regarding this application, please contact Jay K. Hachigian of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP by telephone at (781) 795-3550 or by fax at (877) 881-3618. Thank you for your attention to this matter.

Sincerely, ALIMERA SCIENCES, INC.
By:	/s/ C. Daniel Myers
C. Daniel Myers
President and Chief Executive Officer